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                               MORSE & MORSE, PLLC
                              1400 OLD COUNTRY ROAD
                                    SUITE 320
                               WESTBURY, NY 11590
                                  516-487-1446
                                516-487-1452/FAX
                                 MORGOLD@AOL.COM


U.S. Securities and Exchange Commission                           March 21, 2005
Washington, DC 20549-0510

Att: Mail Stop 0510
     Andrew Schoeffler, Staff Attorney

Re:  Ace Marketing & Promotions, Inc.
     Form 10-SB filed February 10, 2005
     File No. 00051160

Gentlemen:

         Our client, Ace Marketing & Promotions, Inc., has today electronically filed an amended Form 10-SB Registration Statement. The following is your comment letter with our client's response following each referenced comment. Under separate cover letter, we will provide you by overnight courier to your mail stop with two marked copies of the Form 10-SB/A and the requested supplemental information.

General
-------

     1. Please note that your Form 10-SB will go effective by lapse of time 60 days after the original filing date pursuant to Section 12(g)(1) of the Exchange Act. If our comments are not addressed within this 60-day time period, you should consider withdrawing your Form 10-SB prior to effectiveness and re-filing a new form 10-SB that includes changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act.

          COMPANY RESPONSE: Comment noted. We will decide on a course of action after we have received your response to the current filing.

     2. It appears some of the part I item numbers and headings in your table of contents do not correspond with item numbers and headings in your document. The part I item 6 header appears missing and items 6 and 7 are mislabeled in your document. Please revise.

          COMPANY RESPONSE: Comment complied with by properly numbering the items on pages 27, 30 and 31. The edgar copy (not necessarily the courtesy copy) should have a correct table of contents.


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U.S. Securities and Exchange Commission
March 21, 2005
Page 2

Part I, page 1
--------------

     3. Please disclose the information required by Item 101(a) and Item 101(b) of Regulation S-B.

          COMPANY RESPONSE: Comment complied with on page 2.

     4. It appears that most of your business discussion could apply to any company in your line of business. Please revise to disclose information that more specifically describes your company and its business, including, without limitation, information in response to our comments listed below.

          COMPANY RESPONSE: Comment complied with throughout item 1.

     5. Please describe under an appropriately titled heading our marketing and sales operations, including your arrangements with your sales representatives.

          COMPANY RESPONSE: Comment complied with on page 9.

     6. Please describe your products more fully and disclose the number of products that you offer.

          COMPANY RESPONSE: Comment complied with on pages 1 and 2.

The Market, page 2
------------------

     7. Please provide the basis for and explain your statement in the first sentence of this section that Promotional products are everywhere."

          COMPANY RESPONSE: Comment complied with by deleting the sentence from page 2.

     8. We note your citation of the "The Counselor" in the fourth sentence of this section. Please provide us with marked copies of any materials that support these and other third party statements in your Form 10-SB, clearly cross-referencing a statement with the underlying support. Please tell us whether you believe these materials are the most recent on the subject. With respect to these materials, please tell us whether they have been made available to the public, without payment of subscription or similar fees. Have these materials been published in widely circulated media of general interest or among industry participants? If so, please tell us when and where.

          COMPANY RESPONSE: Supplemental information will be provided to you under separate cover letter. These materials are the latest on the subject and are available to the public online as indicated in the Form 10-SB/A at no cost or through the mail by paid subscription. As these materials are available online to the public, it is believed that the source materials are widely disseminated to industry participants and other interested parties.


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U.S. Securities and Exchange Commission
March 21, 2005
Page 3


Market Size, page 2
-------------------

     9. Please provide the basis for your statement that "Management believes that this trend is expected to continue, providing further growth for 2005."

          COMPANY RESPONSE: Comment complied with by deleting the sentence from page 2.

Distributors, page 2
--------------------

     10. Please disclose the source of the statistics that you cite in the first paragraph of this section.

          COMPANY RESPONSE: Comment complied with on page 3.

Supply chain, page 3
--------------------

     11. Please explain the basis for your statement in the third sentence of the second paragraph of this section that "The suppliers know that if they worked directly with clients of distributors, they would probably alienate every distributor that found out."

          COMPANY RESPONSE: Comment complied with by deleting the sentence from pages 3-4.

Suppliers, page 3
-----------------

     12. Please disclose the number of suppliers from whom you purchase products and whether any supplier represents a material portion of your business.

          COMPANY RESPONSE: Comment complied with on page 4.

Purchasing Trends, page 4
-------------------------

     13. Please disclose the impact of these trends on your business. For example, have you expanded or do you plan to expand your product offerings? Do you offer or plan to offer the various additional services?

          COMPANY RESPONSE: Comment complied with on page 4.

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U.S. Securities and Exchange Commission
March 21, 2005
Page 4


Our Clients - Choosing the Right Distributor, page 4
----------------------------------------------------

     14. We note your disclosure that you have several hundred accounts. Please expand your disclosure to explain what you mean by the term "accounts" as a reader may not be familiar with your industry.

          COMPANY RESPONSE: Comment complied with on page 5. The references to accounts and clients have been changed to customers throughout Item 1.

Serving our Clients, page 4
---------------------------

     15. Your disclosure throughout this section describes your modern operations in contrast to competitors that have not taken advantage of the latest technology. Please disclose the basis for this comparison. In addition, please disclose the percentage of your industry's sales represented by these competitors.

          COMPANY RESPONSE: Comment complied with on pages 5-7.

     16. Please describe with greater specificity your research systems, including your research software. In addition, please disclose the basis for your statement that this software is "top of the line." Finally, please disclose whether this software is proprietary or generally available to your competitors.

          COMPANY RESPONSE: Comment complied with on pages 5-7. "Top of the line" has been deleted.

     17. Please describe with greater specificity your in-house art capabilities and which employees are involved in the design of your logos.

          COMPANY RESPONSE: Comment complied with on page 5.

     18. Please describe with greater specificity how your software system enables you to do tasks in minutes that would otherwise take your competitors hours to do.

          COMPANY RESPONSE: Comment complied with on pages 5-7.

     19. Please clarify the process by which the logos that you design are placed on a product. In this regard, we note that you deliver the logo to a factory via email. It is not clear whether your supplier operates this factory or if the supplier is working with a third party manufacturer or the original manufacturer or the original manufacturer of the product to place the log on the product.

          COMPANY RESPONSE: Comment complied with on page 5.


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U.S. Securities and Exchange Commission
March 21, 2005
Page 5


     20. Please explain what you mean by your statement that your tracking system has "led to outstanding results" and few disputes."

          COMPANY RESPONSE: Comment complied with on page 7 by modifying that statement.

Advertising/Marketing Industry Trends, page 8
---------------------------------------------

     21. Please provide the basis for your statements in the first and last sentences of the first paragraph of this section that the promotional products industry is growing at a strong pace and that it will continue to grow.

          COMPANY RESPONSE TO 21 AND 22.: This section was deleted. The first paragraph was merged into "Market Size" on pages 2-3 with us citing appropriate references and deleting the first and last sentences. The second paragraph, which was based upon management's belief and observations, is still under "Our Strategy"on pages 7-9. The third paragraph was deleted.

     22. Please provide the sources of the studies cited in the second paragraph of this section. In addition, please provide the basis for your statement in the third paragraph of this section.

          COMPANY RESPONSE: See response to comment 21.

Possible Growth Through Acquisitions, page 8
--------------------------------------------

     23. Please explain the basis for your statement in the first sentence of the first paragraph of this section that "consolidation in the promotional products industry is compelling."

          COMPANY RESPONSE: Comment complied with by modifying this paragraph beginning on page 9.

     24. With respect to the second sentence of the first paragraph of this section, please disclose the "many forces working in [your] company's favor."

          COMPANY RESPONSE: Comment complied with by deleting the sentence from page 10.



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U.S. Securities and Exchange Commission
March 21, 2005
Page 6


Competition, page 9
-------------------

     25. Please disclose the principal methods of competition in your industry. In addition, please revise this section to balance the discussion by disclosing your competition's advantages over you and discussing how this affects your competitive position within your industry.

          COMPANY RESPONSE: Comment complied with on page 10.

     26. We note that in the introductory paragraph to your risk factors section you state in the second sentence that there are other risks and uncertainties. We further note that in the third sentence you state that the "Risks below are not the only ones that [you] face." If you wish to include risk factors, please delete these statements from your introductory paragraph.

          COMPANY RESPONSE: Comment complied with on page 11.

Item 2. Management's discussion and Analysis or Plan of Operation, page 15
--------------------------------------------------------------------------

Overview, page 16
-----------------

     27. Your overview should include the most important matters on which you focus in evaluating financial condition and operating performance and provide a context for the discussion and analysis of your financial statements. In addition, your overview should discuss any material trends and uncertainties that will have or are reasonably likely to have a material impact on your financial condition or operating performance. Please revise accordingly. See SEC Release No. 33-8350.

          COMPANY RESPONSE: Comment complied with on page 18.

     28. We note your disclosure regarding the reason why your revenues decreased from the prior year. It is not clear why the stated reason explains the decrease. For example, are your revenues generally recurring or non-recurring? What is the percentage of your revenues derived from non-recurring sources?

          COMPANY RESPONSE: Comment complied with on page 19.

     29. We note your disclosure regarding the reason why your gross profit decreased from the prior year. It is not clear from your disclosure who is responsible for the freight charges and how this impacted your gross profit. Please clarify.

          COMPANY RESPONSE: Comment complied with on page 19.


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U.S. Securities and Exchange Commission
March 21, 2005
Page 7

     30. We note your disclosure regarding the reasons why your selling, general and a administrative expenses increased from the prior year. You discuss more than one factor but do not allocate percentages to each factor. Please disclose, to the extent practicable, each factor's percentage of the increase rather than aggregating all factors together.

          COMPANY RESPONSE: Comment complied with on page 19.

Controls and Procedures, page 18
--------------------------------

     31.  Please update your rule reference to refer to Rule 13a-15(e).

          COMPANY RESPONSE: Comment complied with on page 20.

Item 5. Directors, Executive Officers, Promoters and Control Persons, page 21
-----------------------------------------------------------------------------

Management Team, page 21
------------------------

     32. With respect to the description of Mr. Novack's business experience, please briefly describe the business of SJN Consulting Group.

          COMPANY RESPONSE: Comment complied with on page 25.

     33. With respect to the description of Mr. McDonnell's business experience, please disclose the period during which he has been employed by your company.

          COMPANY RESPONSE: Comment complied with on page 25.

Executive Compensation, page 25
-------------------------------

     34. Please revise your table to disclose the value of the leased automobile referenced in footnote (1) to your table.

          COMPANY RESPONSE: We have modified footnote 1 on page 28. The leased automobile is used for business purposes and a separate car is used for personal reasons.

Employment Agreements, page 25
------------------------------

     35.  Please update your disclosure concerning your employment contracts.

          COMPANY RESPONSE: Comment complied with on pages 28-29.



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U.S. Securities and Exchange Commission
March 21, 2005
Page 8


Directors' Compensation, page 26
--------------------------------

     36. Please clarify whether an employee-director, such as Mr. Julia, will be eligible to receive compensation for his service on the board. For example, will he receive the $500 fee for attending a board meeting and/or be eligible to receive awards under your equity incentive plan for service on the board?

          COMPANY RESPONSE: Comment complied with on page 29.

     37. If material, please expand on what you mean by "reasonable travel expenses."

          COMPANY RESPONSE: Comment complied with on page 29.

     38. Please describe with greater specificity the directors' participation in your equity incentive plan. For example, how will awards be determined? Is the amount of an award fixed? Will the grants be annual?

          COMPANY RESPONSE: Comment complied with on page 29.

2005 Employee Benefit and Consulting Services Compensation Plan, page 26
------------------------------------------------------------------------

     39. Please disclose the distinction between an "incentive stock option" and a "non-statutory stock option."

          COMPANY RESPONSE: Comment complied with on page 30.

Item 6. Certain Relationships and Related Transactions, page 28
---------------------------------------------------------------

     40. Please disclose whether you have established procedures for the review and pre-approval of all transactions between you and your directors, executive officers and other affiliates.

          COMPANY RESPONSE: Comment complied with on page 32.

     41. With respect to the transactions referenced in the first and third paragraphs of this section, please disclose whether the terms were at least as favorable as the terms you could have obtained from an unaffiliated third party.

          COMPANY RESPONSE: Comment complied with on page 31.

     42. Please supplementally advise us as to the date and the terms of the transactions in which Messrs. Julia, Trepeta and Novack acquired the shares they sold in the transaction referenced in the second paragraph of this section. In addition, please supplementally advise us as to the terms of the re-sale transaction.

          COMPANY RESPONSE: Comment complied with the disclosures on page 30 in lieu of providing supplemental information.


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U.S. Securities and Exchange Commission
March 21, 2005
Page 9


Part II, page 30
----------------

Item 1. Market Price and Dividends on the Registrant's Common Equity, page 30
-----------------------------------------------------------------------------

     43. Please expand the disclosure in the third paragraph of this section to disclose the information required by Item 201(a)(2)(i) of Regulation S-B.

          COMPANY RESPONSE: Comment complied with on page 34.

Item 3. Changes in and Disagreements with Accountants, page 30
--------------------------------------------------------------

     44. Please tell us supplementally what you mean in the last sentence of this section. Confirm to us supplementally that you do not have any further disclosure requirements under Item 304 of Regulation S-B. Alternatively, please make any revisions necessary pursuant to Item 304.

          COMPANY RESPONSE: Comment complied with on page 35.

Item 4. Recent Sales of Unregistered Securities, page 31
--------------------------------------------------------

     45. Please disclose the facts upon which you relied to make the exemption available with respect to each transaction listed in this section.

          COMPANY RESPONSE: Comment complied with on pages 35-36.

     46. It appears that you filed Forms D on February 22, 2005, November 24, 2003 and April 1, 2004. Please disclose the information required by
          Item 701 of Regulation S-B with respect to the transactions reported on these Forms D.

          COMPANY RESPONSE: Comment complied with on pages 35-36. Please note that a Form D was also filed on November 15, 2004.

     47. Please disclose the information required by Item 701 of Regulation S-B with respect to the issuances of stock options under your equity incentive plan.

          COMPANY RESPONSE: Comment complied with on pages 35-36.



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U.S. Securities and Exchange Commission
March 21, 2005
Page 10


Part III, page 34
-----------------

Item 6. Index to Exhibits, page 34
----------------------------------

     48. Please file as promptly as possible all exhibits required by Item 601 of Regulation S-B, especially exhibits 10.1 and 10.2. These exhibits and any related disclosure are subject to review.

          COMPANY RESPONSE: Comment complied with. See Exhibits.

     49. Please file the forms of your Class A and Class B Warrants as exhibits to your Form 10-SB.

          COMPANY RESPONSE: Comment complied with. See Exhibits.

     50.  All agreements filed as exhibits should be signed. Please re-file
          Exhibit 99.1.

          COMPANY RESPONSE: Comment complied with. See Exhibits.

Revenue Recognition
-------------------

     51.  We note the following:

               o    You carry no inventory;
               o Orders are drop-shipped to customers directly from suppliers;
               o    You use sales representatives who provide services to you on a non-exclusive basis as independent consultants; and
               o    You recognize revenues on a gross basis, as the principal in the sale, rather than on a net basis, as an agent.

          Help us better understand the appropriateness of your revenue recognition policy. In particular:

               o    Explain how you act as the principal in the transaction;
               o Tell us whether you are the primary obligor for fulfillment throughout the transactions;
               o Tell us who owns legal title to the inventory, up until delivery;
               o    Explain the shipping terms up until delivery;
               o Tell us who has the risks and rewards of ownership, such as losses for collection, delivery, or product returns; and
               o Tell us about your agreements with your suppliers and whether you act as an agent or broker with compensation, commissions, or other fees.


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U.S. Securities and Exchange Commission
March 21, 2005
Page 11


          For more guidance on this issue, we direct you to EITF 99-19 and Staff Accounting Bulletin 101.

          COMPANY RESPONSE: We believe that the recognition of revenue on a gross basis, as the principal in the sale is appropriate. Facts that support this policy are as follows:

          1. We are the primary obligors for the purchase of the merchandise from the suppliers. Once production of the order has commenced we are obligated to pay for the merchandise even if the customer cancels the order.
          2. Title of the merchandise passes to us upon shipment by the manufacturer.
          3. We bear the risk of the loss on the in transit merchandise until delivery to the customer.

          In addition we bring the following to your attention:

          1.   We negotiate and establish the price with our customers.
          2.   We bear the credit risk for collection of trade receivables.
          3. We have discretion over the selection of supplier. For the two-year period ended December 31, 2004 we contracted with over 500 suppliers.

               As such we believe that the recognition of revenue on a gross basis is appropriate and in accordance with EITF 99-19 "Reporting Revenue Gross as a Principal versus Net as an Agent" and Staff Accounting Bulletin 101.

                    We will expand our revenue recognition policy as follows:

                    Revenues are recognized when title and risk of loss
               transfers to the customer and the earnings process is complete. In general, title passes to our customers upon the customer's receipt of the merchandise. Revenue is accounted for in accordance with Emerging Issue Task Force (EITF) Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent." Revenue is recognized on a gross basis since the Company has the risks and rewards of ownership, latitude in selection of vendors and pricing, and bears all credit risk.

                    The Company records all shipping and handling fees billed to customers as revenues, and related costs as cost of goods sold, when incurred, in accordance with EITF 00-10, "Accounting for Shipping and Handling Fees and Costs."

                                              Very truly yours,

                                              MORSE & MORSE, PLLC

                                              By: /S/ STEVEN MORSE
                                                  ------------------------
                                                  Steven Morse